April 2, 2009
Heather Clark
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Comments on Form 10-Q for the quarter ended September 30, 2008 File No. 001-32583
Dear Ms. Heather Clark:
We have reproduced your comment set forth in the Comment Letter before the response below.
Income Taxes page 22
1. We note your response to our prior comment 11 but do not believe you have been fully responsive to our comment. As previously requested, please tell us in further detail the specific nature and timing of the changes in facts or circumstances that resulted in the $380,516 adjustment to reduce income tax expense during the third quarter of 2007. We note from your response that the changes were made as a result of switching tax preparers during 2007. Please indicate if your tax amounts (including provisions, deferred taxes and taxes receivable and/or payable) were in error in your prior financial statements and tell us the amounts that required adjustment. Furthermore, to the extent these adjustments represented the correction of an error, please provide us with your assessment of materiality of these adjustments. We may have further comment upon receipt of your response.
RESPONSE:
We originally responded to your initial comment letter in the belief that the $380,516 adjustment as we discussed in the MD&A of our quarterly report on Form 10-Q for the quarter ended September 30, 2008, was solely the effect of a change in estimate, which you have asked us in your letter of February 19, 2009, to explain further. Upon careful re-examination of the facts and circumstances described below, we have concluded that the $380,516 adjustment was incorrectly disclosed and was actually offset by other adjustments to the income tax provision during the quarter. The net adjustment was approximately $310,000 and is comprised of two items, the first being a $167,000 effect of a change in the estimated annual effective tax rate during the third quarter of 2007, and the remainder being a $143,000 error, which we viewed, upon discovery, and continue to view as immaterial, both quantitatively and qualitatively, for reasons also set forth below.

Securities and Exchange Commission
Attention: Heather Clark

Nature and timing of facts and circumstances. Our taxable income for Delaware state income tax purposes is routinely much higher than our taxable income for federal purposes. Based largely upon the expected operating results in Delaware for the first two quarters of 2007, we estimated our annual effective tax rate to be approximately 52% using the best information available to us at that time. By the time our third quarter financial statements were prepared, we had enough information to more precisely estimate taxable income and to predict that our actual effective tax rate for the year would approximate 39%. Accordingly, we believe that $167,000 of the $310,000 adjustment was properly recorded in the third quarter of 2007, as a change in the estimated effective annual tax rate, pursuant to FASB Interpretation No. 18 (As Amended), Accounting for Income Taxes in Interim Periods — An interpretation of APB Opinion No. 28.
However, when the income tax return for 2006 was filed during the third quarter of 2007, $143,000 of the resultant reduction of income taxes actually payable was erroneously reported in our financial statements as a reduction of the income tax provision for the third quarter of 2007, instead of crediting the appropriate deferred tax account in the balance sheet. The effect of this error was to report an approximate estimated effective tax rate for the nine months of 28%, instead of 39%. Since, as discussed in the paragraphs below, we believe the $143,000 error in the third quarter of 2007 was not material, the correcting adjustment was recorded in the fourth quarter of 2007. For the year ended December 31, 2006, the income tax provision was accurate in total, but there was an inconsequential misclassification between current and deferred expense.
Materiality assessment. The $143,000 correction to increase the effective tax rate from 28% to 39% is approximately 0.26% of total assets, 0.42% of stockholders’ equity, and only $0.01 per share as of and for the three and nine months ended September 30, 2007. Furthermore, had our estimated annual effective tax rate through the six months ended June 30, 2007 been 39% as opposed to 52%, the tax provision would have been approximately $86,000 less for the six month period. Accordingly, we believe that the misstatement in the third quarter of 2007 is not quantitatively material.
In addition, the following qualitative factors from SAB 99 were considered and support our conclusion that the $143,000 misstatement is not qualitatively material:
1.	The misstatement does not have an impact on the Company’s reported earnings trends.

2.
The misstatement does not hide a failure to meet analyst expectations. In fact, we observed that the Nollenberger Capital Partners analyst report dated October 5, 2007, states, “...we believe the stock does not trade solely on the Company’s current fundamentals.” The key points of the analyst report that supported their estimated value of the Company’s stock were (1) the pending sale of the Holiday Inn Express and (2) the expected approval of the management contract and financing for the Michigan project. (Of the analyst’s estimated $5.00 per share value of the Company’s stock at the time, $2.74 related to the Michigan project.) Neither is affected by the third quarter misstatement.

Securities and Exchange Commission
Attention: Heather Clark

3.	The misstatement does not change net income to loss (or vice versa) for either the three or nine month periods ended September 30, 2007.

4.	The misstatement does not concern any specific segment of the Company’s operations identified as playing a significant role in our operations or profitability.

5.	The misstatement does not affect the Company’s compliance with any regulatory requirements.

6.	The misstatement does not affect the Company’s compliance with its loan covenants.

7.	The misstatement does not have any effect on the Company’s incentive compensation arrangements with its employees.

8.	The misstatement does not involve any unlawful transactions or activity.
********
By: /s/ MARK MILLER
Mark Miller
Chief Financial Officer

cc:	Full House Resorts, Inc. Piercy Bowler Taylor & Kern KKBR&F